

July 1, 2011

Via E-Mail
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

   Re: **Renewable Fuel Corp**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed June 3, 2011
       File No. 333-170542

Dear Mr. Henderson:

  We have reviewed your registration statement and have the following comments.

Summary Information, page 2

1. We note your response to comment 11 of our letter dated February 28, 2011. Please revise to update your exhibit list to include all of the exhibits filed with this registration statement, including the exhibits in the original registration statement and all of the amendments.

Financial Summary, page 4

2. We note pro forma disclosures that reflect the "automatic conversion" of all your Series A preferred stock into common stock. We also note disclosures throughout your filing that indicate the Series A preferred stock converts into common stock if your common stock "begins trading on a stock exchange, market, or other trading facility" but that there is no assurance this will occur. If the conversion of your Series A preferred stock into common stock does not automatically occur upon the effectiveness of this registration statement, it is not clear how you determined the pro forma disclosures are factually supportable. Please clarify or revise.

Feedstocks, page 33

3. We note your response to comment 17 of our letter dated February 28, 2011 and we reissue this comment.

Business Strategies, page 44

4. We note your response to comment 19 of our letter dated February 28, 2011. We also note that the language in the brackets discloses that this is your "anticipated" timeframe. We reissue this comment. Please revise to update this section to disclose the achievements met or unmet in the fourth quarter of 2010 and the first quarter of 2011.

Description of Securities, page 26
Preferred Stock, page 26

5. We note the terms of the supplemental agreement you entered into with Oilcorp. Please disclose how you intend to account for any warrants you are required to issue under this agreement and tell us the accounting literature you are relying on. Also, in light of the terms of this agreement, please provide additional disclosures to help investors better understand and assess the potential impact of this agreement, for example, include estimates of the number of warrants you may be required to issue based on several alternative weighted average market prices of your common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42
Critical Accounting Policies and Estimates, page 43

A Development Stage Company, page 43

6. Please revise to delete the word "fully" in the A Development Stage Company sections on pages 43 and 75. We note disclosure throughout the registration statement that you have not commenced operations.

Impairment of Long-Lived Assets, page 45

7. We note the revisions to your disclosures and the restatement of your financial statements related to the impairment that you recorded for the Malaysian plant. Please revise your disclosures to include a more specific and comprehensive discussion of the revised impairment analysis that resulted in the restatement. Please also address how you determined that no further impairment charges were necessary. In addition, please provide us a more specific and comprehensive discussion of the impairment analysis you performed prior to the restatement and more fully explain the specific facts and circumstances that changed and resulted in the restatement. Supplementally, please provide us a copy of the 2008 appraisal as well as any updated appraisals performed by you or, if applicable, by the bank.

8. Please disclose the estimated useful life of the Malaysian plant and disclose when you will begin to depreciate it here and in the notes to your financial statements.

Warrants, page 46

9. Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that the Black-Scholes model does not take into account the warrants' down-round protection which would add value to the warrant. It appears that binomial or lattice models may be better suited to handle potential changes to your warrant exercise price. Please demonstrate to us that any differences between the valuation methodologies would not be material to your financial statements during each applicable period or explain to us why you believe your current valuation methodology is appropriate.

Revenue Recognition, page 46

10. Please address the terms of your consultation services and disclose when and how the related revenue is recognized here and in the notes to your interim financial statements.

Results of Operations, page 47
Six Months Ended March 31, 2011 compared to March 31, 2010

11. Please revise your disclosure to address the following:
    *   Discuss the underlying nature and terms of your revenue arrangements;
    *   Discuss and quantify the factors that led to the decrease in payroll expense; and
    *   Discuss and quantify the factors that led to the decrease in legal and professional expenses.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 68

12. Please have your auditors' revise their report to reflect the correct opinion date for the effects of the restatement. The date is currently disclosed as May 270, 2011.

Non-controlling interest, page 78

13. We note your restatement related to the non-controlling interests. Please tell us what consideration you gave to ASC 810-10-45-21.

Note 4. Business Combination, page 85

14. We note your response to our prior comment 26 in our letter dated February 28, 2011. Please also address the following:
    *   Please tell us the historical value of Century at the time of its acquisition, including the values of individually significant items within net assets.

- Please more fully explain the disclosure that "the original shareholders of Century received the largest portion of the ownership and control of BRII (but not a controlling position)".
- Please more fully explain your conclusion that the spin-off of PBC lacked any economic substance, including how and why the party with a 51% interest does not control the entity.

Note 6. Property, Plant and Equipment, Net, page 93

15. Please disclose the amount paid related to each land lease.

Exhibits, page 130

16. We note your response to comment 31 of our letter dated February 28, 2011. Please file your credit agreements with the Bank Pembangunan Malaysia Bhd as exhibits to the registration statement with your next amendment.

17. We note the employment agreements with Mr. Henderson filed as exhibits 10.3 and 10.4. We note disclosure on page 42 that Mr. Henderson is an independent contractor and page 14 that he devotes 80% of his time to the company. Please revise your registration statement to reconcile this disclosure with the employment agreements which state that Mr. Henderson will devote his full time to the company as an employee.

Exhibit 5.1

18. Please have counsel revise its legal opinion to consent to the reproduction of the opinion as an exhibit in the registration statement.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director